UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2025

Connect Invest III LLC

(Exact name of registrant as specified in its charter)

Nevada	33-2120551
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6700 Via Austi Parkway, Suite E Las Vegas, Nevada (Address of principal executive offices)	89119 (Zip Code)

(866) 795-7558
Registrant’s telephone number, including area code

Notes
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2025.

Overview

Connect Invest III LLC (the “Company” or “Connect Invest”) is a real estate lender that raises capital used to fund real estate loans made to third-party borrowers initially originated by Ignite Funding LLC, an affiliate of the Company (“Ignite”). We allow qualified borrowers, whose financing needs are typically not met by traditional mortgage lenders, to obtain real estate-related commercial loans. As a part of operating our lending platform, we verify the identity of borrowers, obtain borrowers’ credit profiles and screen borrowers for eligibility to participate in the platform and facilitate the origination of real estate loans through our agreement with Ignite, our loan originator. Ignite will also provide servicing for the real estate loans on an ongoing basis.

We were organized in Nevada in January 2025 and have a limited operating history. We are currently offering two series of promissory notes (collectively, the “Notes”), with each series of Notes having a different interest rate and maturity date. Ignite serves as the originator for all real estate loans funded with the proceeds from the issuance of the Notes.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes are critical our operations. We consider these policies critical in that they involve significant management judgments and assumptions, require estimates about matters that will be inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Connect Invest generates revenue from interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate loans and the interest payable on the Notes.

Interest income on any loans that we fund will be accrued and recorded in our statement of operations as earned. Loans will be placed on non-accrual status when any portion of scheduled principal or interest payments is 90 days past due, or earlier, when concern exists as to the ultimate collectability of outstanding principal or interest. When a loan is placed on non-accrual status, the accrued and unpaid interest is reversed, and interest income is recorded when the principal balance has been reduced to an amount that is deemed collectible. Loans will return to accrual status when principal and interest become current and are anticipated to be fully collectible on a timely basis.

Results of Operations

Connect Invest was organized in January 2025 and, as of June 30, 2025, has not yet issued any Notes. We will use all the proceeds from the issuance of the Notes to fund the real estate loans. We generate revenue from interest earned on the real estate loans that we hold for investment. The Company is currently engaged in an offering of an aggregate principal amount of $75 million of its Notes, consisting of (1) Class A-1 Notes, with a six- month maturity date, and (2) Class A-2 Notes, with a 6-month maturity date.

The statement of operations data set forth below with respect to the six-month periods ended June 30, 2025 and January 27, 2025, are derived from, and are qualified by reference to, the audited financial statements and should be read in conjunction with those audited financial statements and the notes thereto contained elsewhere in this Offering Statement.

Revenue

The Company has yetto generate revenue as of June 30, 2025. This remains constant from the period ended January 27, 2025.

Net Loss

Net loss increased by $62,399 to $(62,755) for the six months ended June 30, 2025, as compared to $(436) for the period ended June 30, 2024. This increase in net loss was attributable to professional expenses for the Company.

Cost of Revenue

The Company has generated no revenue and has no cost of reveneue.

Liquidity and Capital Resources

Connect Invest is dependent on the proceeds from the issuance of the Notes to conduct its proposed operations. As of June 30, 2024, the Company has yet to issue Notes or commence operations. Connect Invest may from time to time incur indebtedness to lend to borrowers for real estate loans originated by Ignite. Pursuant to the terms of the Company’s operating agreement, the members of the Company are required to make capital contributions in order to provide the funds necessary to pay the costs of our offering of the Notes.

We believe the near- and intermediate-term market for origination of real estate loans is one of the most compelling from a risk-return perspective in recent history. In light of the increasing number of maturities of real estate loans, we expect that the demand for refinancing of real estate loans over the next five years will be much greater than the market’s capacity to provide capital. This provides an opportunity for us to provide local and national homebuilders and developers with an alternative source of capital. We expect that the scarcity of debt capital available to refinance the real estate loan maturities in the near future, combined with a prolonged recovery of real estate sales volume, will create opportunities for us to provide alternative real estate financing upon favorable terms.

Item 2.	Other Information

None

Item 3.	Financial Statements

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

CONNECT INVEST III LLC

JUNE 30, 2025

Connect Invest III LLC

Balance Sheet
As of June 30, 2025

Assets

Current assets:
Cash	$—

Total Assets	$—

Liabilities and Member's Equity

Current Liabilites:
Accounts payable	$18,127

Member's deficit	(18,127)

Total Liabilities and Member's Equity	$—

Connect Invest III LLC

Statement of Operations
For the Period of June 30, 2025

Expenses:
Professional fees	$62,756
Total Expenses	62,756

Other income:
Interest income	$1

Net loss	$(62,755)

Connect Invest III LLC

Statement of Changes in Member's Equity
For the Period of June 30, 2025

Balance at January 27, 2025 (inception)	$—

Contributions	44,627

Net loss	(62,755)

Balance at June 30, 2025	$(18,128)

Connect Invest III LLC

Statement of Cash Flows
For the Period of January 27, 2025

Cash flows from operating activities:
Net loss	(62,755)
Net cash used by operating activities	(62,755)

Cash flows from financing activities:
Contributions from member	44,627
Net cash provided by financing activities	44,627

Net change in cash	(18,128)

Cash, beginning of period	—

Cash, End of Period	$—

Connect Invest III LLC

Notes to the Financial Statements

June 30, 2025

Note 1 – Organization

Connect Invest III LLC, (the “Company”) is an Internet-based social lending platform that enables its investors to purchase real estate secured loan payment dependent notes, the proceeds of which are used to acquire real estate-related loans. The period of the financial statements reported is for the day operations commenced, which was January 27, 2025. The Company was organized in Nevada on November 20, 2024, and acquires real estate loans originated by Ignite Funding, LLC, a licensed mortgage broker and an affiliate of the Company.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Accounting principles followed by the Company, and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity and Capital Resources

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to going concern which assumes that the Company will be able to meet its obligations for the next year. As of June 30, 2025, the Company has commenced operations, funded by member contributions of $44,627. The Company incurred $62,756 in professional fees during the period, resulting in a member’s deficit of $18,128. Management believes the Company has sufficient liquidity through member financing to meet obligations for the next year.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the Company’s financial statements.

Cash

The Company has concentrated credit risk for cash by maintaining deposits in a bank. At times, balances may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company monitors the financial health of the bank, has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk to cash.

Connect Invest III LLC

Notes to the Financial Statements

June 30, 2025

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is organized as a limited liability company and has elected to be treated as a pass-through entity for federal income tax purposes. As such, no expense for federal taxes is included in the financial statements. The annual federal income tax liability resulting from the Company’s activities is the responsibility of its sole member, and the member will report the Company’s taxable income or loss. In the event of an examination of the Company’s tax return, the member’s liability could be changed if an adjustment of the Company’s income or loss is ultimately sustained by taxing authorities.

Authoritative guidance for accounting for uncertainty in income taxes requires that the Company recognize the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an examination.

Management has reviewed the Company’s tax positions and determined there were no uncertain tax positions requiring recognition in the consolidated balance sheet.

Federal and state income tax statues dictate that tax returns filed in any of the previous three reporting periods remain open to potential examination by relevant tax oversight agencies. Currently, the Company is not the subject of any active examinations.

Note 3 – Subsequent Events

Management evaluated subsequent events through September 26, 2025, the date the financial statements were available to be issued, and determined that there were no events requiring recognition or disclosure.

The Company entered into a management agreement, effective February 3, 2025, with Connect Invest Corp., a related party of the Company. Under the terms of the agreement, the Company will pay fees to Connect Invest Corp. for various services, including offering services, investment services, asset management services, and accounting and other administrative services. Monthly fees will be equal to 1.00% per annum of the aggregate principal amount notes outstanding as of the last day of the calendar quarter or fiscal year for which the asset management fee is being calculated.

*****

Item 4.	Exhibits

Exhibit Number	Description
2.1	Articles of Organization of Connect Invest III LLC*
2.2	Operating Agreement of Connect Invest III LLC*
3.1	Form of Notes (included as Exhibit A in Exhibit 3.2)*
3.2	Note Purchase Agreement*
4.1	Form of Subscription Agreement*
6.1	Form of Loan Servicing Agreement*
6.2	Management Agreement*

_________________

* Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada on September 26, 2025.

CONNECT INVEST III LLC

By:	/s/ Todd B. Parriott
	Name:	Todd B. Parriott
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd B. Parriott	Chief Executive Officer	September 26, 2025
Todd B. Parriott	(Principal Executive Officer)

/s/ Mason Weiler	Vice President-Accounting (Principal Financial Officer and Principal Accounting Officer)	September 26, 2025
Mason Weiler